STATE OF INDIANA	)	BEFORE THE INDIANA
)SS:
COUNTY OF MARION	)	COMMISSIONER OF INSURANCE

IN THE MATTER OF:	)
)
AMERICAN INTER-FIDELITY EXCHANGE,	)
A RISK RETENTION GROUP, and	)
AMERICAN INTER-FIDELITY CORP.	)
ITS ATTORNEY IN FACT	)

CONSENT ORDER

WHEREAS, Sally McCarty, the Commissioner of Insurance for the State of Indiana (“Commissioner”), is a duly authorized and appointed official of the State of Indiana having authority and responsibility for enforcement of the insurance laws of this State;

WHEREAS, American Inter-Fidelity Exchange, a reciprocal insurer, is a group of persons organized in Indiana with the intent to operate an insurance business and who are conducting the business of insurance of in Indiana (hereinafter referred to as “AIFE”);

WHEREAS, AIFE and AIFC (collectively “The Exchange”) have agreed to enter into this Consent Order.

NOW, THEREFORE, in accordance with the authority of the Commissioner and pursuant to IC 27-9-2-1, the Commissioner makes the following findings and determinations and issues the following Order.

FINDINGS AND DETERMINATIONS

Being duly advised in the premises, the Commissioner makes the following findings and determinations:

1.	AIFE and AIFC are each subject to the jurisdiction of the Commissioner under IC 27-9.

2.	AIFE and AIFC have each consented to these findings and determinations and to entry of this Notice and Order.

3.	The Exchange has operated under an Order of Rehabilitation in the Marion County Circuit Court, Cause No. 49C01-9403-CP-0959, since March 23, 1994.

4.
The Exchange and affiliates filed a “Motion to Terminate Respondent’s Order of Rehabilitation” with the Circuit Court on May 8, 2001, which Motion was granted by Judge William Lawrence on November 20, 2001, subject to this Consent Order between the parties being reduced to writing.

5.
This Consent Order is effective for a period of three (3) years from December 31, 2001, and further , as a continuing condition of licensure, The Exchange agrees to maintain a minimum of $1,250,000 of capital and surplus.

6.
Based on the foregoing findings and being duly advised in the premises, the Commissioner hereby determines and The Exchange pursuant to this Consent Order is necessary and appropriate to protect the interests of the public and policyholders.

NOTICE AND ORDER

7.	Notice is hereby given to The Exchange and The Exchange acknowledges receipt of notice, pursuant to IC 27-9-2-1(B)(1), that the Commissioner has made the determinations stated in paragraph 6 above.

8.	The Exchange is hereby ordered and agrees to comply with the following list of requirements for the purpose of properly managing and controlling its business practices:

A.
The Exchange, and all of their officers, directors, agents, and representatives shall not reveal the contents of this Order in whole or in part, including the existence, contents or the subject matter of the Order, and shall affirmatively maintain the confidentiality of the existence, contents, and the subject of the Order.

B.
The Exchange shall file written update reports no less often than quarterly as required by the Commissioner and immediately upon any material change regarding their ongoing operation.  The content of the reports shall include, but not be limited to, reports on reserves claims, underwriting, loss control, safety engineering and similar programs, investments, new accounts, agency relationships, statutory violations, incurred but unreported losses, late premiums, financial difficulties or irregularities with members, and any other documents, records or information reasonably requested by the Commissioner.  The Exchange shall immediately report any loss in excess of the lesser of $200,000 or the current retention level.

C.
The Exchange shall comply with all reporting and filing requirements, including without limitation providing the Commissioner with yearly audited financial reports (IC 27-1-3.5), annual and quarterly unaudited financial statements (IC 27-1-20-21 and 33, and 27-1-3-13), actuarial opinions (IC 27-1-20-21.3), risked based capital (RBC) requirements (IC 27-1-36), and Form B and Form D filing s(IC 27-1-23-3 and 4, and IAC Title 760, Article 1, Rule 15.1).

D.
The Exchange will follow the business plan prepared on February 28, 2001, unless the plan will conflict with any the provisions of this Consent Order, in which case the provisions of the Consent Order will control.

E.	The Exchange shall provide the Commissioner or the Commissioner’s outside counsel with copies of all other information, records of documents requested from time to time on a reasonable basis.

F.
The Commissioner may appoint a member of the Board of Directors of The Exchange to serve for a three-year period.  The appointed board member will be paid a reasonable compensation for attending all scheduled board meetings, but not less than $150 per hour and reasonable expense reimbursement sunless otherwise agreed.

G.
Michael Kibler and Harold Antonson will not be involved directly or indirectly in any capacity with any facet of the operation or management of The Exchange, except upon the prior written approval of the Commissioner.

H.	The Commissioner, by separate order, may appoint a supervisor to supervise The Exchange.

I.	During the period of supervision, The Exchange shall not do any of the following without the prior written approval of the Commissioner, or the duly appointed supervisor.

(1)	Except as otherwise set forth herein, sell, dispose of, convey, advance or encumber any of its assets or its business in force.

(2)
Withdraw funds from any of its bank accounts or otherwise disburse assets except that The Exchange may withdraw funds or disburse assets to pay insurance policyholder claims and normal operating expenses.  Normal operating expenses are defined as follows:

(a)	Arise in normal, ordinary and usual course of business; and

(b)
Do not exceed Ten Thousand Dollars ($10,000); provided, however, the Commissioner acknowledges and until notice to the contrary authorizes the continued payment of a monthly management fee by the Exchange to AIFC, which fee is set forth in the attorney-in-fact agreement, a copy of which is attached to the Business Plan.  No material changes to the attorney-in-fact agreement will be made without prior written approval.

(3)	Lend any of its funds.

(4)
Invest any of its funds, except in certificates of deposits, bonds or preferred stock rated 1 or 2 by the NAIC Securities Valuation Office or BBB- or higher by Standard & Poor’s and publicly traded common stock.

(5)	Transfer any of its property, whether real or personal, tangible or intangible, except in the normal, ordinary and usual course of business.

(6)	Incur any debt, obligation, or liability except in the ordinary course of business and to an unaffiliated party.

(7)	Merge or consolidate with another company.

(8)
Enter into any new reinsurance contract or agreement or amend or modify an existing reinsurance contract or agreement; provided, however, the Commissioner acknowledges that the timing of renewal or replacement of reinsurance contracts may limit the opportunity for advance notice and approval.  In these circumstances, The Exchange shall provide the Commissioner with the best possible advance notice and opportunity to review.

(9)	Consummate, effectuate, or enter into or amend any transaction or arrangement with any affiliated company, entity or individual.

(10)	Disburse funds or assets to any affiliated company, entity or individual.

(11)	Enter into any new lines of coverage.

(12)	Change the current retention level on any insurance coverage.

(13)	Change management personnel.

J.
The Exchange shall correct the deficiencies identified in the BDO Seidman, LLP audit and audit report dated October 30, 2001, and any subsequently identified deficiencies.  The correction of these deficiencies shall include the development, institution of and adherence to by The Exchange of when guidelines reasonably requested and satisfactory to the Commissioner for the operation and management of The Exchange, including, but not limited to:

(1)	The administration, adjustment and audit of claims and establishment of reserves.

(2)	The reporting and collection of deductibles, late premiums and amounts past due from re-insurers.

(3)	The underwriting and audit of new and existing accounts.

(4)	The reporting and actuarial review of loss reserves.

(5)	The utilization of outside accounting services.

K.
During the term of this Consent Order, the Commissioner or the Commissioner’s designated representatives shall be allowed at The Exchange’s expense to continue reasonable periodic visits and claims reviews as previously conducted during the period of rehabilitation, and to hire at The Exchange’s expense, such outside experts as reasonably required to conduct those reviews.

L.
Any person who violates the terms of this Order, including confidentiality provision contained in paragraph 8.A. is civilly liable in the amount of up to $10,000.00.  In the event a person knowingly violates any part of this Order and, as a result of such violation, the net worth of The Exchange is reduced, or The Exchange suffers any loss it would not otherwise have suffered, each person may be held personally liable to The Exchange in the amount of the reduction or loss.  The Commissioner shall bring an action on behalf of The Exchange in the Marion County Circuit Court to recover the amount of the reduction or loss, together with any costs.

M.
If during the original or any extended term of this Order, after thirty (30) days written notice and opportunity to cure, The Exchange fails to comply with this Order, or without notice for the grounds set forth in IC 29-9-3-1 and IC 29-9-3-6, the Commissioner may institute proceedings under IC 27-9-3-1 or IC 27-9-3-6 to have a rehabilitator or a liquidator appointed.

ALL OF WHICH IS ORDERED ON FEBRUARY 26, 2002

Indiana Department of Insurance

By:	/s/ Sally McCarty
Sally McCarty, Commissioner of Insurance

CONSENTED TO BY:

American Inter-Fidelity Exchange
By: American Inter-Fidelity Corp.
Its: Attorney-In-Fact

By:	/s/ Lex Venditti

Lex Venditti
Printed Name

General Manager
Title